UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)
For the fiscal year ended December 31, 2002

OR
[   ] TRANSITION REPORT PURSUANT TO SECTION 15 (d)
OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

Commission file number <u>1-8858</u>

**THE UNITIL CORPORATION
TAX DEFERRED SAVINGS AND INVESTMENT PLAN**
(Full Title of Plan)

UNITIL CORPORATION
(Exact name of registrant as specified in its charter)

New Hampshire	**02-0381573**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification No.)*

6 Liberty Lane West, Hampton, New Hampshire	**03842-1720**
(Address of principal executive offices)	*(Zip Code)*

Registrant's telephone number, including area code: (603) 772-0775

Financial Statements and
Report of Independent
Certified Public Accountants
The Unitil Corporation
Tax Deferred
Savings and Investment Plan
December 31, 2002, 2001 and 2000

C O N T E N T S

<u>Report of Independent Certified Public Accountants</u>

Administrator of
The Unitil Corporation Tax Deferred
 Savings and Investment Plan

      We have audited the accompanying statements of assets available for benefits of The Unitil Corporation Tax Deferred Savings and Investment Plan (the "Plan") as of December 31, 2002 and 2001, and the related statements of changes in assets available for benefits for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of The Unitil Corporation Tax Deferred Savings and Investment Plan as of December 31, 2002 and 2001, and the changes in assets available for benefits for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

      Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of December 31, 2002 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. Such supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Grant Thornton LLP /s/

Boston, Massachusetts
June 6, 2003

The Unitil Corporation Tax Deferred Savings and Investment Plan

STATEMENTS OF ASSETS AVAILABLE FOR BENEFITS

December 31,

	2002	2001
Investments in Mutual Funds at Fair Value:		
Putnam Fund for Growth & Income	$ 2,465,340	$ 3,109,319
Putnam Stable Value Fund	4,167,226	3,653,789
Putnam Voyager Fund	3,985,342	5,468,400
Putnam Income Fund	1,043,610	522,195
Putnam New Opportunities Fund	1,681,361	1,956,832
Putnam S & P 500 Fund	964,682	1,057,072
Putnam International Growth Fund	807,669	879,826
George Putnam Fund of Boston	412,762	136,496
Putnam International Voyager Fund	291,885	230,250
Employer securities (Unitil common stock at fair value)	4,104,952	4,064,707
Participant loans	615,042	463,443
Assets available for benefits	$20,539,871	$21,542,329

The Unitil Corporation Tax Deferred Savings and Investment Plan

STATEMENTS OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS

For the years ended December 31,

	2002	2001	2000
Addition to net assets attributed to:			
Investment income:			
Interest	$ 44,590	$ 42,666	$ 49,948
Dividends	510,110	786,123	1,699,472
Net depreciation	(3,098,430)	(4,045,154)	(5,065,411)
	(2,543,730)	(3,216,365)	(3,315,991)
Contributions:			
Participants'	1,541,878	1,335,570	1,297,941
Employer's	482,592	445,956	423,805
Rollover	118,435	7,255	58,387
	2,142,905	1,788,781	1,780,133
Total additions (deletions)	(400,825)	(1,427,584)	(1,535,858)
Deductions:			
Benefits to participants	(588,443)	(762,716)	(1,289,568)
Loan distributions	(11,038)	(1,870)	(7,907)
Other	(2,152)	(2,893)	(6,042)
Total deductions	(601,633)	(767,479)	(1,303,517)
Net decrease	(1,002,458)	(2,195,063)	(2,839,375)
Assets available for benefits:			
Beginning of year	21,542,329	23,737,392	26,576,767
Ending of year	$20,539,871	$21,542,329	$23,737,392

The Unitil Corporation Tax Deferred Savings and Investment Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2002, 2001 and 2000

NOTE A - DESCRIPTION OF PLAN

The following description of The Unitil Corporation (the "Company") Tax Deferred Savings and Investment Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan covering substantially all full-time employees of the Company and its wholly owned subsidiaries Unitil Service Corporation, Concord Electric Company, Exeter and Hampton Electric Company and Fitchburg Gas and Electric Light Company (the "subsidiaries"), who satisfy the eligibility requirements. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Contributions

A member may authorize a Basic Employee Contribution with a maximum contribution not to exceed $11,000 for 2002.

The Employer shall contribute Employer Matching Contributions equal to 100% of the first 3% of salary the employee puts into the plan.

Participant Accounts

Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and, (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account. The Plan administrator will pay for substantially all expenses of the Plan.

The Unitil Corporation Tax Deferred Savings and Investment Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2002, 2001 and 2000

NOTE A - DESCRIPTION OF PLAN - Continued

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's matching and discretionary contribution portion of their accounts plus actual earnings thereon is based on years of continuous service. A participant is 100 percent vested after three years of credited service. If a participant terminates employment for any reason other than disability or retirement, he will be entitled to the full amount of contributions he has deposited, plus a percentage of his account balance derived from employer contributions based upon the following schedule:

Years of Service	% Vested
0-1	0%
1-2	33%
2-3	67%
3+	100%

A member will become 100% vested in his account as a result of disability, death or retirement.

Participant Loans Receivable

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Loan terms range from 1-5 years or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate that is fixed at the origination of the loan at the then prime rate plus one percent (1%). Principal and interest is paid ratably through monthly payroll deductions.

Payment of Benefits

On termination of service due to death, disability or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, or annual installments over a fixed number of calendar quarters or years.

Forfeitures

A member who terminates his employment prior to becoming eligible for benefits and does not have a 100% vested right to Company contributions, forfeits the amounts not vested. Such forfeited amounts are used to reduce future Company contributions.

The Unitil Corporation Tax Deferred Savings and Investment Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2002, 2001 and 2000

NOTE A - DESCRIPTION OF PLAN - Continued

Upon enrollment and reenrollment, each participant shall direct that his contributions are to be invested in accordance with any of the following investment options.

Putnam Fund for Growth & Income: This fund seeks capital growth and current income by investing primarily in common stocks that offer potential for capital growth and current income.

Putnam Stable Value Fund: This fund invests in high-quality guaranteed investment contracts (GIC's) issued by insurance companies and banks with the objective to achieve a high current income.

Putnam Voyager Fund: This fund seeks capital appreciation for investors willing to assume above-average risk in return for above-average capital growth potential.

Putnam Income Fund: This fund invests in debt securities, including both government and corporate obligations, preferred stocks and dividend - paying common stocks.

Putnam New Opportunities Fund: This fund seeks long-term capital appreciation through the investment in common stocks with the potential of above-average long-term growth.

Putnam S & P 500 Fund: This fund invests primarily in publicly traded common stocks, to achieve a return that closely approximates the return of the Standard & Poors 500- composite stock price index.

Putnam International Growth Fund: This fund seeks capital appreciation by investing primarily in equity securities of companies located in a country other than the United States.

George Putnam Fund of Boston: This fund seeks to provide a balanced investment comprised of a well-diversified portfolio of stocks and bonds that will produce both capital growth and current income.

Putnam International Voyager Fund: This fund seeks long-term capital appreciation by investing primarily in smaller company stocks in a variety of countries outside the United States.

Unitil Corporation Common Stock Fund (Unitil Corporation, no par value common stock).

Participants may change their investment options daily.

The Unitil Corporation Tax Deferred Savings and Investment Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2002, 2001 and 2000

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Effective Date

The Plan's effective date is July 1, 1987, as amended and restated effective January 1, 2002 to comply with the requirements of recent changes in federal regulations. The Plan was further amended effective January 1, 2003 again to comply with the requirements of recent changes in federal regulations.

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Management Estimates

In preparing the financial statements in conformity with generally accepted accounting principles in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan is administered by a trustee. The Plan's investments (including investments bought, sold and held during the year) are carried at current quoted fair value. The difference between current fair value and the cost of investments are included in net appreciation or (depreciation) in fair value of investments.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits

Benefits are recorded when paid.

Risks and Uncertainties

The plan provides for various investment options in any combination of stocks, bonds, fixed income securities, mutual funds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amount reported in the statement of net assets available for plan benefits.

The Unitil Corporation Tax Deferred Savings and Investment Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2002, 2001 and 2000

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Eligibility

Employees are eligible for membership on the first of the month following:

(1)   Attainment of age 18, and
(2)   Completion of 1000 hours of credited service

Normal Retirement Date

A participant's normal retirement benefit date is the date he/she reaches his/her 65th birthday or, if later, the 10th anniversary of the date he/she becomes a participant.

NOTE C - PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan at any time subject to the provision of ERISA with respect to its employees by a written resolution with a copy delivered to the trustee. In the event of a Plan termination, participants will become fully vested in their accounts.

NOTE D – TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated March 24, 2003 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC).

Amounts contributed to the participant's accounts by the Company are taxable to the participants in the year of distribution. Contributions made by participants are deductible for Federal income tax purposes up to specified limits.

The Unitil Corporation Tax Deferred Savings and Investment Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2002, 2001 and 2000

NOTE E – INVESTMENT APPRECIATION/(DEPRECIATION)

The Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated/(depreciated) in value as follows:

	2002	2001	2000
Mutual Funds (at fair value):			
Putnam Fund for Growth & Income	$ (656,332)	$ (316,421)	$ 127,574
Putnam Stable Value Fund	-	-	-
Putnam Voyager Fund	(1,466,264)	(1,859,586)	(2,229,416)
Putnam Income Fund	21,958	8,727	3,904
Putnam New Opportunities Fund	(689,069)	(894,727)	(1,296,964)
Putnam S & P 500 Fund	(265,406)	(146,156)	(123,451)
Putnam International Growth Fund	(165,038)	(208,257)	(179,694)
George Putnam Fund of Boston	(56,257)	(567)	437
Putnam International Voyager Fund	(62,418)	(127,507)	(126,580)
Common Stock (at fair value):			
Unitil Company Stock	240,396	(500,660)	(1,241,221)
	$(3,098,430)	$(4,045,154)	$(5,065,411)

NOTE F – PARTICIPANT LOANS

Under the terms of the Plan and subject to certain limitations as defined in the Plan agreement, participants may borrow against the amount of their vested accounts. Such loans are payable over periods of up to fifteen years and bear interest at a rate equal to that charged by institutional lenders for similar loans at the time the loan is made. As of December 31, 2002, there are 87 loans to participants, maturing from 2003 to 2017 with interest rates ranging between 5.75% and 10.50%.

SUPPLEMENTAL INFORMATION

The Unitil Corporation Tax Deferred Savings and Investment Plan

SCHEDULE H, ITEM 4i - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

December 31, 2002
EIN #02-0381573

(a)	(b)Identity of Issue, Borrower, Lessor or Similar Party	(c)Description of Investment, Including Maturity Date, Rate of Interest, Collateral Par, or Maturity Value	(e)Current Value
*	Putnam Fund for Growth & Income	Mutual Fund	$2,465,340
*	Putnam Stable Value Fund	Mutual Fund	4,167,226
*	Putnam Voyager Fund	Mutual Fund	3,985,342
*	Putnam Income Fund	Mutual Fund	1,043,610
*	Putnam New Opportunities Fund	Mutual Fund	1,681,361
*	Putnam S&P 500 Fund	Mutual Fund	964,682
*	Putnam International Growth Fund	Mutual Fund	807,669
*	George Putnam Fund of Boston	Mutual Fund	412,762
*	Putnam International Voyager Fund	Mutual Fund	291,885
*	Unitil Corporation Stock Fund	Company Common Stock	4,104,952
*	Participant Loans	Interest at 5.75% to 10.5% at 12/31/02	615,042

*Represents a party-in-interest to the Plan.

Consent of Independent Certified Public Accountants

We have issued our report dated June 6, 2003, accompanying the financial statements of The Unitil Corporation Tax Deferred Savings and Investment Plan contained in the information required by Form 11-K for the year ended December 31, 2002. We consent to the incorporation by reference of said report in the Registration Statement of the Unitil Corporation Tax Deferred Savings and Investment Plan on Form S-8 (File No. 33-24436).

Grant Thornton LLP /s/

Boston Massachusetts
June 6, 2003